United States securities and exchange commission logo





                              March 2, 2021

       Mark Cole
       Chief Executive Officer
       The Docs, Inc.
       5235 S. Durango Dr., Suite 103
       Las Vegas, NV 89113

                                                        Re: The Docs, Inc.
                                                            Registration on
Form S-1
                                                            Filed February 3,
2021
                                                            File No. 333-252720

       Dear Mr. Cole:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 3, 2021

       Cover Page

   1. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
                                                        1933. We note that you
have limited assets, that as of September 30, 2020 your fixed assets had not yet been
placed into service since acquisition, you have no revenues to date and no operations. We
also note that significant steps remain to commence your business plan. Disclose on the
cover page and in the description of business section that you are a shell company and add a
risk factor that highlights the consequences of your shell
                                                        company status. Discuss
the prohibition on the use of Form S-8 by shell companies,
                                                        enhanced reporting
requirements imposed on shell companies and the conditions that must be satisfied before
restricted and control securities may be resold in reliance on Rule 144.
                                                        Describe the potential
impact on your ability to attract additional capital through
 Mark Cole
FirstName  LastNameMark Cole
The Docs, Inc.
Comapany
March      NameThe Docs, Inc.
       2, 2021
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         subsequent unregistered offerings. Alternatively, provide us with a detailed analysis that
         you are not a shell company.
2. We note your disclosure on page 7 that you qualify as a smaller reporting company.
         Please revise the registration statement cover page to indicate by check mark, if true, that the company is a "smaller reporting company" as defined under Rule 12b-2 of the
         Exchange Act.
3. We note your disclosure here, that if you do not sell 300,000 shares of common stock by
         December 31, 2020, management reserves the right to the extend the offering. Please update this disclosure accordingly as December 31, 2020 appears to be the incorrect date.
4. Please highlight the disparate voting rights of your Preferred Stock in your prospectus summary section and on the prospectus cover page.
Prospectus Summary
Our Company, page 4

5. We note your disclosure that you are "engaged in the practice of medicine." Please advise us whether a corporation organized under the Nevada general corporation law may engage in the practice of medicine for profit.
6. We note your disclosure here that you have a "sole officer." However, we note elsewhere in the registration statement that you appear to have a total of three officers. Please revise this inconsistency or otherwise advise.
Risk Factors, page 10

7. Please add a risk factor that discusses the concentration of ownership of your common stock and preferred stock among your existing officers, directors and principal stockholders.
The high level of competition in our line of business could adversely affect our contact and revenue base..., page 15

8. We note you appear to indicate that you are already providing physician services when you describe your risk factor here. However, elsewhere in the registration statement we note disclosure that you have not commenced operations. To the extent you have not commenced operations please revise your disclosure here to make it clear that you currently do not have existing customers and have not begun to provide services to date.
Use of Proceeds, page 23

9. We note your disclosure on page 4 that you, "plan to use some of the proceeds from this
         Offering, if the Offering is successful, to purchase additional supplies necessary, including vascular supplies and isotopes for nuclear medicine," and your disclosure on page 34 that,
         "[i]f the Company is successful in raising the amount of this offering, $200,000, these
 Mark Cole
FirstName  LastNameMark Cole
The Docs, Inc.
Comapany
March      NameThe Docs, Inc.
       2, 2021
March3 2, 2021 Page 3
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FirstName LastName
         funds would help the Company market and advertise its services." However, we note your disclosure here that the "Company has no specific plan for the net proceeds." Please revise your disclosure here to correct this apparent inconsistency or otherwise advise. In addition, please revise your disclosure to discuss the principal reasons for the offering.
         Please refer to Item 504 of Regulation S-K.
Description of Business
Company Overview, page 33

10. We note your disclosure on page F-6 that you plan to "provide a clinic that keeps diabetes prevention and treatment in mind while integrating proactive screenings of the associated co-morbidities." Please expand your disclosure here to clarify how you plan to build out a clinic and explain what you mean when you state elsewhere that you will be offering
         "physician services."
11. Please disclose whether you intend to provide the office space for the healthcare professionals to see clients or whether you will simply be performing managerial and/or administrative functions for healthcare providers. In addition, please clarify what you mean when you discuss your "base of health systems customers." Physician Services Overview, page 35

12. We note your disclosure that you believe you are "well-positioned to recruit and retain healthcare professionals" based on your "expertise in recruiting healthcare professionals"
         and "attractiveness of [y]our business model." Please revise or remove these statements, or disclose the basis for these statements, particularly, in light of your disclosure elsewhere in the registration statement that you are a "small startup company that has yet to begin operations."
13. We note your disclosure that you are one of only three members in the state of Nevada to be part of the Doctor's Health Network. Please expand your disclosure here to provide more details regarding your relationship with Doctor's Health Network, including describing material terms to any material contracts or agreements in place between you and Doctor's Health Network.
Description of Property, page 45

14. We note your disclosure that the administrative office you currently occupy is "adequate for your current needs." Please update your disclosure to clarify if you plan on operating your clinic out of this office or otherwise advise.
Management's Discussion and Analysis or Plan of Operations, page 46

15. We note the discussion on pages 11, 36 and 37 that you will provide physician services through fee for service payor arrangements and under these arrangements, will collect fees directly or through affiliated physicians or through the entities at which physician services
 Mark Cole
The Docs, Inc.
March 2, 2021
Page 4
         are provided. We also note the discussion on page 40 that certain of your limited partnerships and limited liability companies have entered into ancillary services
         agreements with your physician partners    group practices, pursuant
to which the practice
         may provide the center with billing and collections. Please identify your partnerships and limited liability companies and clarify how you are accounting for them and clarify what you mean by "our physician partners' group practices." Also, explain more fully the nature of these arrangements, including the significant terms, services and obligations under these arrangements. Address the need to disclose these agreements within the context of your financial statements.
Business Plan Timeline, page 47

16. Please revise your outline to discuss how long you estimate that it will take to recruit qualified professionals and get them under contract, how many you expect to have, how many clients you expect to need to become profitable, and how you will determine when you have an established client base. Given that your ability to conduct business is material information, please revise your anticipated timeline for doing so to be more specific.
Management and Director Experience, page 49

17. Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years.
         Refer to Item 401(e) of Regulation S-K for guidance.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

18.      We note that the references to the statements of income and
stockholder   s deficit in the
         report of your independent auditor are not consistent with the titles of your financial statements. Please have your auditor revise its report to refer to the exact titles of your financial statements.
Note 3. Going Concern, page F-6

19.      Please expand your disclosures to discuss management   s plans to
address the substantial
         doubt about the ability to continue as a going concern. Refer to ASC 205-40-50-13.c.
Note 5. Related Party Transactions, page F-6

20. Please revise to disclose how you valued the shares of common stock issued to the related
FirstName LastNameMark Cole
       party entity in exchange for equipment. Explain to us how you considered the guidance in
Comapany
       ASCNameThe      Docs,
             805-50-30-5   forInc.
                               transactions between entities under common
control to account for
March this transaction
       2, 2021 Page 4 using the carrying value of the equipment received. FirstName LastName
 Mark Cole
FirstName  LastNameMark Cole
The Docs, Inc.
Comapany
March      NameThe Docs, Inc.
       2, 2021
March5 2, 2021 Page 5
Page
FirstName LastName
Exhibits

21. Please include an active link for each exhibit filed with the registration statement. Refer to
         Item 601(a)(2) of Regulation S-K.
General

22. We note on the cover page and elsewhere in your registration statement that it appears you are offering 2,000,000 primary shares of common stock and no secondary shares are being sold by existing investors. However, we note throughout the registration statement you also appear to have references to selling security holders and selling shareholders. For example only, we note you reference in your Expenses of Issuance and Distribution section that certain expenses "shall be borne by the selling security holder." Please revise your registration statement accordingly throughout to remove references to selling security holders to the extent your proposed offering is only a primary share offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Thomas C. Cook, Esq.